Mail Stop 3561

December 14, 2006

Mr. Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Re: **Freedom Acquisition Holdings, Inc.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed November 30, 2006
        File No. 333-136248

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the 5 for 4 stock combination effected on November 29, 2006. Please identify the parties and describe the terms, purpose and the effect of the combination. We note that you did not update Item 15.

2.   We note your response to prior comment two of our letter dated November 30, 2006. The conflict resolution procedure, which you indicate provides a right of

first refusal to the portfolio companies and thereby "eliminates such conflict for Mr. Berggruen," limits your ability to benefit from the investment sourcing channels and experience of Berggruen Holdings and its portfolio companies. We note the following statements on pages one and two:

- "We will seek to capitalize on the significant private equity investing experience and contacts of our principal stockholders and sponsors, Berggruen Holdings North America Ltd. …"
- "Berggruen Holdings and Marlin Equities share similar investment philosophy focused on businesses with sustainable competitive advantages…"
- "Berggruen Holdings and related entities have made over 50 control and non-control private equity investments over the last 20 years…"
- "Berggruen Holdings is well positioned to source a business combination as a result of its extensive infrastructure which includes eight offices and a network of investment professionals…"
- "We believe that the extensive network of private equity sponsor relationships as well as relationships with management teams of public and private companies … developed by the principals of Berggruen Holdings and Marlin Equities should provide us with significant business combination opportunities."

Please revise pages one and two and where appropriate to balance these and similar statements in light of the conflict procedures favoring entities other than Freedom Acquisition.

3.   Please provide the information responsive to comments two and three from our previous letter for Marlin Equities. Currently your responses only address Berggruen Holdings.

Calculation of Registration Fee

4.   We refer you to the fee registration table. It appears that the fee computation should include the consideration to be received by you upon exercise of warrants. Please revise or advise.

Prospectus Summary, page 1

5.   We note your response to comment six of our letter dated November 22, 2006 and we partially reissue the comment. Please tell us how such a valuation (that the target business' fair market value is equal to at least 80% of the sum of the balance in the trust account plus the proceeds of the co-investment if the registrant acquires less than a 100% interest in the target business or businesses) would be calculated. For example, tell us if the interest in the target business would be

valued solely on the total cash invested.

6.   We also note your disclosure that in all instances you would be "the controlling shareholder." Please expand your disclosure to briefly explain the key factors you will rely on in determining controlling shareholder status; for example, any minimum equity holdings, minimum board representation, absence of other significant shareholders, opinions of management or counsel or other factors. Please identify the source of any such factors and disclose whether they may be amended in the event you do not initially meet them.

The Offering, page 4

7.   We note your statement on page 14 that "[m]anagement does not intend to request that the board consider such a proposal to eliminate or amend this provision." Please clarify whether there are circumstances under which management would make such a request.

Risk Factors, page 19

8.   We note your response to prior comment 14. You submit that the target businesses that Mr. Franklin must get approved by Jarden Corporation do not include those that Mr. Berggruen or other investment professionals locate. You disclose in risk factor 16, however, that Mr. Franklin must first confirm Jarden Corporation's lack of interest in a target business "prior to pursuing *any* acquisition that Jarden might consider." Please revise the risk factor to reconcile the apparent inconsistency. In addition, to the extent your target businesses searches will avoid or be limited by those that meet Jarden Corporation's investment criteria, revise to briefly describe Jarden's acquisition criteria, which you describe as publicly announced, focused, and having a niche consumer product nature.

Management' Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity and Capital Resources, page42

9.   We note your response to prior comment 15. Expand to discuss the types of debt or financing that you would consider if you seek a target business in that range. We note the description of such debt and financing in your response to prior comment one. State whether such financings would be subject to shareholder approval or be combined with a proxy seeking shareholder approval of a proposed business transaction.

Proposed Business, page 44

Competitive Advantages, page 44

Management Expertise, page 44

10.   We note your response to prior comment 16 and the description of Mr.
        Berggruen's investment experience in the forepart of the summary. Please revise
        the first reference to mid-cap companies with valuations between $500 million
        and $1.5 billion to also indicate that your sole employee, Mr. Berggruen, does not
        have experience in acquiring businesses in this specified target range.

Assistance from Berggruen Holdings' Employees, page 46

11.   We reissue prior comment 18. Please revise to further discuss the nature of the
        understanding among the registrant, Berggruen Holdings, and the listed
        Berggruen Holdings employees. State whether and under what conditions they
        have agreed to contribute time to assist you, including the approximate amount of
        time they have agreed to "actively source target businesses." If there is no
        agreement with the investment professionals to contribute time to Freedom
        Acquisition, further explain the basis for Mr. Berggruen's belief that they will
        actively source target businesses for you.

Proposed Business, page 44

Effecting a Business Combination, page 47

General, page 47

12.   Please clarify here and throughout the document as appropriate the obligation of
        the company to bring a claim against Messrs. Berggruen and Franklin. Explain
        whether Freedom Acquisition would have to bring a claim against these
        individuals to enforce their liability obligation. Clarify whether the company has
        an obligation to bring this claim, if necessary. Clarify whether the board has any
        fiduciary obligation to bring such a claim. If not, please explain.

Management, page 63

Conflicts of Interest, page 66

13.   Please revise the Conflicts of Interest section beginning on page 66 to include a
        sub-section that clearly describes your criteria for evaluating conflicts associated
        with Berggruen Holdings, Marlin Equities and Jarden Corporation, including the

"procedures established with respect to the sourcing of a deal by the employees of Berggruen Holdings." For example, your revised disclosure should clarify the criteria for evaluating conflicts in the event associates of Berggruen Holdings become aware of opportunities of less than $500 million. In this regard, as the "Company's Right of First Review" defined in Section 5 of the amended Letter Agreement Exhibit 10.22 applies to opportunities of $500 million or more, it would appear that opportunities below that amount do not confer a right of first review to the company.

Exhibits

Exhibit 5.1

14.   Please confirm to us that counsel concurs with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Exhibit 10.20 Amended Letter Agreement/Berggruen Holdings

15.   In paragraph 5, please explain the phrase "unless such Business Combination opportunity is competitive with one of the portfolio companies of Berggruen Holdings." Revise to clarify this phrase in risk factor 16 and elsewhere. The term "competitive" in this context is vague and unclear, such that it appears that any business combination opportunity of $500 million or more must first be offered to entities other than Freedom Acquisition.

16.   We refer you to the Amended Letter Agreements generally. Please file the questionnaires annexed as Exhibit B to the letter agreements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who reviewed your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
 Companies

cc: Alan I. Annex, Esq. (*by facsimile*)
     212-801-6400